

April 26, 2012

<u>Via Email</u>
Mr. Rich Conn
Chief Financial Officer
The Guitammer Company
6117 Maxtown Road
Westerville, Ohio 43082

> **Re:** **The Guitammer Company**
> **Item 4.01 Form 8-K**
> **Filed April 23, 2012**
> **File No. 000-54331**

Dear Mr. Conn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements through the date of dismissal or resignation. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. Please note that the updated letter from the auditor should include the correct date of the 8-K. In this regard, we note the exhibit 16 letter refers to your 8-K dated April 23, 2012 and the actual date on the Item 4.01 8-K filed is April 18, 2012.

2. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. In this regard, it is unclear from your disclosure which party terminated the appointment of Friedman LLP. Please refer to Item 304(a)(1) of Regulation S-K and amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit.

3. Please amend your Form 8-K to cover the interim period from the last two fiscal years through the date of appointment of Schneider Downs & Co., Inc. See Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant